SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 16, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on December 16, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 December 2009
ING completes rump offering at EUR 6.68 per share
ING announced today that in connection with its EUR 7.5 billion rights issue 53,365,998 new (depositary receipts for) shares have been sold at a price of EUR 6.68 per share. This sale is in relation to new (depositary receipts for) shares in ING’s rights issue that were not subscribed for during the subscription period (the rump shares).
The rump shares were offered and sold by way of private placements to certain institutional investors outside the United States and through a public offering in the United States. Goldman Sachs, ING Bank and J.P. Morgan acted as joint global coordinators and joint bookrunners for the rump offering, on behalf of a syndicate of banks.
Since the aggregate proceeds for the rump offering, after deduction of selling expenses (including any value added tax) exceed the aggregate subscription price for such offer shares by EUR 2.09 per rump right (equivalent to EUR 2.44 per rump share), each holder of a right that was not exercised will be entitled to receive a part of the excess amount in cash, in respect of the number of unexercised rights reflected in such holder’s account as a proportion of the total number of unexercised rights.
As a result of the rights issue, the number of ING shares outstanding will equal 3,831,560,513. Trading in the offer shares on Euronext Amsterdam and Euronext Brussels is expected to commence on 21 December 2009. Trading in the newly issued American depositary shares on the New York Stock Exchange is expected to commence on 21 December 2009.

Press enquiries		Investor enquiries
Frans Middendorff	Raymond Vermeulen	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5682	+31 20 541 5460
Frans.Middendorff@ing.com	Raymond.Vermeulen@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2009, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

General, no offer
Not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, their territories and possessions. The release, publication or distribution of this document in certain jurisdictions may be restricted by law or regulations. Therefore, persons in such jurisdictions in which this document is released, published or distributed must inform themselves about and observe such restrictions.
The issue, exercise and sale of rights which may have been attributed in the rights offering (“subscription rights”) and the subscription and purchase of bearer depositary receipts in respect of shares of the Company (“shares”) are subject to specific legal and/or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions.
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. In connection with the offering of the securities referred to in this document, a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”) has been published by the Company (the “Prospectus”). All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Any investment decision regarding any subscription rights or shares should only be made on the basis of the Prospectus, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved Prospectus has been notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. Copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com/rightsissue.
European Economic Area
The Company will not authorize any offer to the public of shares or subscription rights in any Member State of the European Economic Area other than the Netherlands and any other jurisdiction into which the prospectus for the offering of shares or subscription rights has been passported. With respect to each Member State of the European Economic Area other than the Netherlands (and any other jurisdiction into which the prospectus for the offering of shares or subscription rights has been passported) and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken to date to make an offer to the public of shares or subscription rights requiring a publication of a prospectus in any Relevant Member State.
Notice to U.S. Persons
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. ING will arrange to send you the prospectus filed with the Securities and Exchange Commission if you request it by writing to Georgeson Inc., 199 Water Street — 26th Floor, New York, NY 10038, Attn. ING Group, or by calling toll-free +1-888-877-5426.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
	By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

	By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel
Dated: December 16, 2009